## COOPERATION AGREEMENT

This Cooperation Agreement, dated January 26, 2026 (this "Agreement"), is among The Kawa Fund Limited, Kawa Capital Management, Inc. (collectively, "Kawa") and Orion Properties Inc. (the "Company") (each, a "Party" and collectively, the "Parties").

### RECITALS

WHEREAS, the Company and Kawa have engaged in various discussions and communications concerning the Company's business and other matters;

WHEREAS, Kawa and certain of its non-discretionary accounts beneficially own 5,474,027 shares of common stock of the Company, par value $0.001 (the "Common Stock"), or approximately 9.7% of the Common Stock issued and outstanding as of October 31, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission (the "SEC") on November 6, 2025; and

WHEREAS, the Company and Kawa desire to enter into an agreement regarding the Notice (as defined below) and certain other matters on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

**(1) Standstill.** Prior to the Termination Date (as defined below), except as otherwise provided in this Agreement, without the prior written consent of the Company's Board of Directors (the "Board"), Kawa shall not, and shall cause its Affiliates and Associates (as defined below) not to, directly or indirectly:

    a.  acquire, offer or seek to acquire, agree to acquire, or acquire rights to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any voting securities of the Company or any voting rights decoupled from the underlying voting securities that would result in Kawa and its Affiliates having beneficial ownership of, in the aggregate, more than 9.8% of the shares of Common Stock outstanding at such time, or otherwise having economic exposure equal to, in the aggregate, more than 9.8% of the shares of Common Stock outstanding at such time (collectively, the "Maximum Ownership Cap"); provided, however, that Kawa and its Affiliates shall not be deemed to have exceeded the Maximum Ownership Cap as a result of the repurchase, redemption or other acquisition by the Company of shares of Common Stock or other Voting Securities that reduces the number of outstanding shares of Common Stock or Voting Securities;

    b.  (i) nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at a Stockholder Meeting (as defined below) at which any of the Company's directors are to be elected; (ii) knowingly initiate, encourage or participate in any solicitation of proxies, consents or consent revocations in respect of any election contest or removal contest with respect to any of the Company's directors; (iii) submit, initiate, make or be a proponent of any stockholder proposal for consideration at, or bring any other business before, any Stockholder Meeting; (iv) knowingly initiate, encourage or participate in any solicitation of proxies, consents or consent revocations in respect of any stockholder proposal for consideration at, or other business brought before, any Stockholder Meeting; (v) knowingly initiate, encourage or participate in any "withhold" or similar campaign with respect to any proposal for consideration at, or any director election or other business brought before, any Stockholder Meeting; or (vi) call or seek to call, or request the call of, or initiate a consent solicitation or consent revocation solicitation with respect to, alone or in concert with others, any Stockholder Meeting, whether or not such a Stockholder Meeting is permitted by the Company's Articles of Amendment and Restatement (as amended through March 5, 2025) (the "Charter") or the Amended and Restated Bylaws (as amended through March 5, 2025) (the "Bylaws");

c.   form, join or in any way participate in or with any "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or agreement of any kind with respect to any Voting Securities, other than any such group or agreement that is with an Affiliate of Kawa and such Affiliate agrees to be bound by the terms of this Agreement as if it were a party hereto and such group or agreement would not result in Kawa, together with its Affiliates and Associates, exceeding the Maximum Ownership Cap;

d.   deposit any Voting Securities in any voting trust or subject any Voting Securities to any agreement, arrangement or understanding (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like) with respect to the voting thereof, in each case other than (i) this Agreement, (ii) solely with an Affiliate or non-discretionary account of Kawa and such Affiliate or non-discretionary account agrees to be bound by the terms of this Agreement as if it were a party hereto and such voting trust, agreement, arrangement or understanding would not result in Kawa exceeding the Maximum Ownership Cap or (iii) granting proxies in solicitations conducted by the Company;

e.   seek publicly, alone or in concert with others, to adopt, amend or rescind any provision of the Charter, Bylaws, the Company's committee charters, corporate governance guidelines or any similar documents of the Company;

f.   demand an inspection of the Company's books and records or stockholders list;

g.   make any public proposal with respect to: (i) any change in the composition, number or term of directors serving on the Board or the filling of any vacancies on the Board, (ii) any change in the capitalization, dividend policy or share repurchase programs or practices of the Company, (iii) any other change in the Company's management, governance, corporate structure or policies, (iv) any Extraordinary Transaction (as defined below), (v) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (vi) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

h.   except to the extent permitted in the last sentence of this Section (1), initiate or make, directly or indirectly, any Extraordinary Transaction, effect or seek to effect, offer or propose to effect, cause, or in any way assist or facilitate any other person to effect or seek to effect, offer or propose to effect, cause or participate in, any Extraordinary Transaction or make, directly or indirectly, any proposal, either alone or in concert with others, to the Company or the Board (it being understood that the foregoing shall not restrict Kawa from tendering shares, receiving payment for shares or otherwise participating in any Extraordinary Transaction between the Company and any person not a Party to this Agreement (a "Third Party") on the same basis as other stockholders of the Company);

i.   enter into any negotiations, agreements or understandings with any Third Party, or knowingly advise, assist, encourage or seek to persuade any Third Party to, take any action that is prohibited under this Section (1); or

j.   publicly make or in any way advance publicly any request or proposal that the Company or the Board amend, modify or waive any provision of this Agreement.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including the restrictions in this Section (1)) will prohibit or restrict Kawa or its Representatives (as defined below) from (A) making any factual statement to comply with any subpoena, legal requirement or other legal process or to respond to a request for information from any governmental authority with jurisdiction over such person from whom information is sought or making any regulatory filing required pursuant to the Exchange Act, or any other applicable regulatory regime, (B) communicating privately with the Board or the Company's officers or privately proposing an Extraordinary Transaction with Kawa to the Board or the Company's officers, (C) granting any liens or encumbrances on any claims or interests in favor of a bank or broker-dealer or prime broker holding such claims or interests in custody or prime brokerage in the ordinary course of business, which lien or encumbrance is released upon the transfer of such claims or interests in accordance with the terms of the custody or prime brokerage agreement(s), as applicable, or (D) negotiating, evaluating and/or trading, directly or indirectly, in any index fund, exchange traded fund, benchmark fund or broad basket of securities which may contain or otherwise reflect the performance of, but not primarily consist of, securities of the Company or a competitor.

(2) **Withdrawal of Notice; No Litigation.** Concurrently with and effective upon execution of this Agreement, Kawa shall irrevocably withdraw or cause the irrevocable withdrawal of its notice (the "Notice") of intent to nominate individuals for election to the Board at the Company's 2026 annual meeting of stockholders (including, without limitation, any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "2026 Annual Meeting") (with this Agreement deemed to evidence such withdrawal) and any and all related materials and notices submitted to the Company in connection therewith or related thereto, and otherwise shall not take any further action in connection with nominating individuals for election to the Board or submitting any proposals to be considered at the 2026 Annual Meeting. Kawa covenants and agrees that it shall not, and shall not permit any of its Affiliates or Associates to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other person to, threaten, initiate or pursue any lawsuit, claim or proceeding, including any direct, derivative or class action proceeding, before any court or governmental, administrative or regulatory body (collectively, a "Legal Proceeding") against the Company, its directors or officers or any of its or their other Representatives (solely in the context as representatives of the Company or such directors or officers) (a) with respect to the Notice or otherwise with respect to Kawa's ability to nominate individuals for election to the Board or submit any proposals at the 2026 Annual Meeting or (b) with the intent of circumventing any terms of this Agreement; provided, however, that the foregoing shall not prevent Kawa or its Affiliates or Associates from (i) responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, Kawa or its Affiliates or Associates, provided that Kawa shall, unless prohibited by applicable law, give prompt written notice of any such requirement to the Company, (ii) enforcing the terms of this Agreement or (iii) exercising statutory appraisal rights, if any, in connection with an Extraordinary Transaction.

(3) **Mutual Non-Disparagement.** Prior to the Termination Date, neither Party shall in any manner, directly or indirectly, make, or cause to be made, or in any way encourage any other person to make or cause to be made, any public statement or public announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that disparages, defames, slanders, undermines, attempts to discredit, criticizes, calls into disrepute, impugns or is reasonably likely to damage the reputation of, or otherwise constitutes an *ad hominem* attack on, the other Party or any of its current or former Representatives (in such capacity) (it being understood and agreed that the restrictions in this Section (3) shall not apply to any member of the Board's discussions solely among other members of the Board and/or management of the Company). The limitations set forth in this Section (3) shall not prevent either Party or any of its Affiliates or Associates from responding to (i) any statement made by the other Party (or any of its Affiliates or Associates) of the nature described in this Section (3) if such statement was made in breach of this Agreement or (ii) any objective statement that reflects one Party's view with respect to factual matters concerning specific acts or determinations of the other Party (or their respective current or former Representatives) occurring after the date of this Agreement. For the avoidance of doubt, a public statement or announcement shall only be deemed to be made by the Company or Kawa if it was made by either (A) in the case of the Company, (i) an executive officer or a member of the Board, or (ii) an employee or representative of the Company authorized to make such statement or announcement on behalf of the Company, or (B) in the case of Kawa, (i) an executive officer, managing member, partner or director, or (ii) an employee or representative of Kawa authorized to make such statement or announcement on behalf of Kawa. In the event that a Party is in material breach of any provision of this Section (3), then the other Party shall be immediately released from its obligations under this Section (3).

(4) **Strategic Options Review Process.** In connection with the announcement of this Agreement, the Company shall announce a review of strategic options for the Company, which review may include, without limitation, the consideration of potential acquisition and merger targets, the potential sale of the Company and continuing to operate as an independent publicly traded entity. In connection with such review process, the

Company shall act in good faith and consult with its outside financial advisor in evaluating potential strategic options involving Third Parties. The Company will provide Kawa with the opportunity, if Kawa desires, to participate in the process on substantially the same terms as it would for a bona fide Third Party to receive confidential information and submit a proposal for a strategic transaction. For the avoidance of doubt, nothing in this Section (4) shall be construed as obligating the Company to pursue or consummate any transaction or otherwise require the Board to take any action that it determines in good faith is inconsistent with its duties under applicable law. The Company shall use its reasonable best efforts to respond to reasonable inquiries from Kawa to provide periodic updates to confirm the Company's compliance with its obligations set forth in this Section (4); provided, however, that (i) the Company shall not be required to (a) disclose any material non-public information to Kawa or otherwise violate any law, rule or regulation (including the rules of any applicable stock exchange) or (b) violate any duty of confidentiality owed to any Third Party and (ii) any information provided to Kawa shall not include material non-public information. All information provided to Kawa in response to such inquiries shall be treated as confidential by Kawa pursuant to a customary confidentiality agreement. The announcement required by the first sentence of this Section (4) shall be in the form of the press release agreed to by the Parties prior to entering into this Agreement. In the event that the Company fails to make such announcement within two (2) business days after the date of this Agreement, Kawa shall be immediately released from its obligations in Section (1), Section (3) and Section (5).

(5) **Voting Commitment.** Except as otherwise provided in Section (4), until the Termination Date, Kawa shall (a) cause all Common Stock with respect to which it has the sole or shared power to direct the voting thereof, as of the record date of the 2026 Annual Meeting, in each case that are entitled to vote at the 2026 Annual Meeting, to be present for quorum purposes and (b) refrain from "withholding" or voting "against," or otherwise opposing, the directors nominated by the Board at the 2026 Annual Meeting. For the avoidance of doubt, nothing in this Section (5) shall restrict Kawa from abstaining with respect to any such director nominees.

(6) **Public Announcements.** Promptly following the execution of this Agreement, the Company shall file a Current Report on Form 8-K with the SEC and Kawa Capital Management, Inc. shall file an amendment to its Schedule 13D reporting entry into this Agreement and appending or incorporating by reference this Agreement (the "Public Filings"). The Company and Kawa Capital Management, Inc. shall mutually agree to any summary description of this Agreement used to describe this Agreement in the Public Filings. Until the Termination Date, neither the Company nor Kawa Capital Management, Inc. (nor any of their respective Affiliates or Associates) shall make or cause to be made any public announcement or statement describing this Agreement that is inconsistent with or contrary to the statements made in the Public Filings, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party.

(7) **Representations and Warranties of All Parties.** Each of the Parties represents and warrants to the other Party that: (a) such Party has all requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms; and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a Party or by which such Party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such Party. Kawa also represents and warrants to the Company that, except as disclosed in its Schedule 13D or any amendment thereto filed with the SEC prior to the date hereof, neither Kawa nor its Affiliates or Associates have entered into any agreements, arrangements or understandings with any Third Party with respect to any potential transaction involving the Company or its subsidiaries or the voting or disposition of any Voting Securities.

(8) **Remedy.** The Parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that in addition to other remedies the other Party may be entitled to at law or equity or pursuant to this Agreement, the other Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement and without the requirement for posting a bond or other security.

*Execution Version*

(9) <u>**Governing Law; Jurisdiction.**</u> The Parties agree that any action to enforce the terms and provisions of this Agreement or relating to the transactions contemplated by this Agreement shall be brought exclusively in the Circuit Court for Baltimore City, Maryland, or, if such court shall not have jurisdiction, the United States District Court for the District of Maryland, Northern Division (collectively, the "<u>Chosen Courts</u>"). In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law. Furthermore, each of the Parties (a) consents to submit itself to the personal jurisdiction of the Chosen Courts with respect to any dispute arising out of or relating to this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Courts, (d) irrevocably waives the right to trial by jury, (e) agrees to waive any bonding requirement under any applicable law and (f) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such Party's principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF MARYLAND APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

(10) <u>**No Waiver.**</u> Any waiver by any Party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(11) <u>**Entire Agreement.**</u> This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties.

(12) <u>**Termination.**</u> This Agreement will terminate upon the expiration of the Termination Date. Upon such termination, this Agreement shall have no further force and effect. Notwithstanding the foregoing, (i) in the event of a material breach of the Company's obligations under Section (4) or (6), Kawa shall be released from its obligations under this Agreement, provided that Kawa shall have given prior written notice of such material breach to the Company and such material breach remains uncured after ten (10) days following the Company's receipt of such notice; and (ii) <u>Sections (8)</u> to <u>(20)</u> shall survive termination of this Agreement, and no termination of this Agreement shall relieve any Party of liability for any breach of this Agreement arising prior to such termination.

(13) <u>**Notices.**</u> All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when such email is sent to the email address set forth below and the appropriate confirmation is received, or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

      if to the Company:        Orion Properties Inc.
                                2398 East Camelback Road, Suite 1060
                                Phoenix, Arizona 85016
                                Email: phughes@onlreit.com
                                Attention: Paul Hughes, General Counsel and Secretary

                                With a copy to (which shall not constitute notice):
                                Hunton Andrews Kurth LLP
                                200 Park Avenue
                                New York, New York 10166
                                Email: shaas@hunton.com
                                Attention: Steven M. Haas, Esq.

*Execution Version*


if to Kawa:                 The Kawa Fund Limited
c/o Kawa Capital Management, Inc.
1010 S. Federal Highway, Suite 2900
Hallandale Beach, Florida 33009
Email: legal@kawa.com
Attention: General Counsel
With a copy to (which shall not constitute notice):
Alston & Bird LLP
90 Park Avenue, 15th Floor
New York, NY 10016
Email: michael.kessler@alston.com
Attention: Michael J. Kessler, Esq.


**(14) Severability.** If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

**(15) Counterparts.** This Agreement may be executed in counterparts either manually or by electronic or digital signature (including by email transmission), each of which shall be deemed an original and which together shall constitute a single agreement.

**(16) Successors and Assigns.** No Party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void. This Agreement, however, shall be binding on and inure to the benefit of the successors and permitted assigns of the Parties.

**(17) No Third Party Beneficiaries; Assignment.** This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons. Except as provided in Section (3), nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the Parties, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any Party except as provided in Section (2).

**(18) Fees and Expenses.** Neither the Company, on the one hand, nor Kawa, on the other hand, will be responsible for any fees or expenses of the other in connection with this Agreement.

**(19) Certain Definitions.** For purposes of this Agreement, the terms:


a.   "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act, provided, that any references to "Associate" herein shall be deemed to be preceded by the word "controlled."

b.   "Beneficial Ownership" of "Voting Securities" means ownership of: (i) Voting Securities and (ii) rights or options to own or acquire any Voting Securities (whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such person), compliance with regulatory requirements or otherwise), and includes all Voting Securities which such person or any of such person's Affiliates or Associates has or shares the right to vote or dispose.

c.   "Extraordinary Transaction" means any tender offer, exchange offer, merger, consolidation, acquisition, purchase or sale of a material amount of equity securities, joint venture, business combination, spin-off, financing, sale, recapitalization, dissolution, liquidation, restructuring, sale of a material portion of assets or properties or any similar transaction or series of related transactions involving the Company or its subsidiaries.


    d.    "<u>person</u>" or "<u>persons</u>" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization, governmental authority or other entity of any kind or nature.

    e.    "<u>Representatives</u>" means (i) a person's Affiliates and Associates, and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, agents and other representatives acting in a capacity on behalf of such person or its Affiliates or Associates.

    f.    "<u>Stockholder Meeting</u>" means any annual or special meeting of stockholders of the Company, or any action by written consent of the Company's stockholders in lieu thereof, and any adjournment, postponement, rescheduling or continuation thereof, including the 2026 Annual Meeting.

    g.    "<u>Termination Date</u>" means, unless otherwise mutually agreed to by all Parties in writing, September 1, 2026.

    h.    "<u>Voting Securities</u>" shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies.

**(20)** **<u>Interpretation and Construction</u>.** Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term "including" shall be deemed to mean "including without limitation" in all instances.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

**ORION PROPERTIES INC.**

By: Signed by: Paul H. McDowell 84EDAA9683CA403...

Name: Paul McDowell

Title: Chief Executive Officer and President

**THE KAWA FUND LIMITED**

By: Kawa Capital Management, Inc., its investment advisor

By: ______________________________

Name: Daniel Ades

Title: Director

**KAWA CAPITAL MANAGEMENT, INC.**

By: ______________________________

Name: Daniel Ades

Title: Director

IN WITNESS WHEREOF, each of the Parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

**ORION PROPERTIES INC.**
    By: _____
    Name:    Paul McDowell
    Title:    Chief Executive Officer and President


**THE KAWA FUND LIMITED**
By: Kawa Capital Management, Inc., its investment advisor
    By: _____
    Name:    Daniel Ades
    Title:    Director


**KAWA CAPITAL MANAGEMENT, INC.**
    By: _____
    Name:    Daniel Ades
    Title:    Director